EXHIBIT 8.1

List of Subsidiaries

Name	Place of Incorporation
VIYI Technology Inc.	Cayman Islands
VIYI Technology Ltd.	Hong Kong
Shenzhen Weiyixin Technology Co., Ltd.	PRC
Shenzhen Yitian Internet Technology Co., Ltd.	PRC
Shenzhen Qianhai Wangxin Technology Co., Ltd.	PRC
Hainan Weidong Technology Co., Ltd.	PRC
Shanghai Guoyu Information Technology Co., Ltd.	PRC
Shenzhen Weidong Technology Co., Ltd.	PRC
Shanghai Weimu Technology Co., Ltd.	PRC
Weiyi Yuliang (Beijing) Science and Technology Center (Limited Partnership)	PRC
CDDI Capital Ltd.	British Virgin Islands
VIWO Technology Inc.	Cayman Islands
Viwo Technology Limited.	Hong Kong
Shenzhen Viwotong Technology Co., Ltd.	PRC
VIWO Technology (HK) Co., Limited.	Hong Kong
Beijing Viwotong Technology Co., Ltd.	PRC
Beijing Weiyun Space Time Technology Co., Ltd.	PRC
Guangzhou Tapuyu Internet Technology Co., Ltd.	PRC
Beijing Younike Information Technology Co., Ltd.	PRC